Sit Minnesota Tax-Free Income Fund
SMTFX

Looking to pay less tax in the land of 10,000 taxes? Check out the Sit Minnesota Tax-Free Income Fund's May 31, 2024, Morningstar percentile rankings (below) or the most recent fact sheet.

Sit Minnesota Tax-Free Income Fund (SMTFX) Morningstar Rankings
Morningstar Category: Muni Minnesota

	Year-to-date	1 Year	3 Years	5 Years	10 Years	15 Years
Percentile Rank in Class	19th	22nd	61st	63rd	26th	16th
# of Funds in Class	44	44	44	43	37	27

For more information, please reach out to us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Fund Objective and Strategy
The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

Risks specific to Sit Minnesota Tax-Free Income Fund
Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Disclosure
The Morningstar information contained herein is proprietary to Morningstar and/or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. The Sit Mutual Funds and their Investment Adviser are not affiliated with Morningstar.

Morningstar's percentile rankings reflect the fund's total return compared to other funds within its Morningstar category. The highest (or most favorable) percentile rank is 1 and the lowest (or least favorable) percentile rank is 100. The top-performing fund in a category will always receive a rank of 1. Percentile ranks within categories are most useful in those categories that have a large number of funds.

Morningstar does not adjust total return for sales charges or for redemption fees. Total returns do account for management, administrative, and 12b-1 fees and other costs automatically deducted from fund assets.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com

Sit Minnesota Tax-Free Income Fund
SMTFX

Looking to pay less tax in the land of 10,000 taxes? Check out the Sit Minnesota Tax-Free Income Fund's May 31, 2024, Morningstar percentile rankings (below) or the most recent <u>fact sheet</u>.

Sit Minnesota Tax-Free Income Fund (SMTFX) Morningstar Rankings
Morningstar Category: Muni Minnesota

	Year-to-date	1 Year	3 Years	5 Years	10 Years	15 Years
Percentile Rank in Class	19th	22nd	61st	63rd	26th	16th
# of Funds in Class	44	44	44	43	37	27

For more information, please reach out to us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Fund Objective and Strategy
The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

Risks specific to Sit Minnesota Tax-Free Income Fund
Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Disclosure
The Morningstar information contained herein is proprietary to Morningstar and/or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. The Sit Mutual Funds and their Investment Adviser are not affiliated with Morningstar.

Morningstar's percentile rankings reflect the fund's total return compared to other funds within its Morningstar category. The highest (or most favorable) percentile rank is 1 and the lowest (or least favorable) percentile rank is 100. The top-performing fund in a category will always receive a rank of 1. Percentile ranks within categories are most useful in those categories that have a large number of funds.

Morningstar does not adjust total return for sales charges or for redemption fees. Total returns do account for management, administrative, and 12b-1 fees and other costs automatically deducted from fund assets.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com